

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Eddie Ni
Chief Executive Officer
Goldenstone Acquisition Limited
4360 E New York St.
Aurora, IL 60504

      Re: Goldenstone Acquisition Limited
          Draft Registration Statement on Form S-1
          Submitted May 6, 2021
          CIK No. 0001858007

Dear Mr. Ni:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Your disclosure on the cover page that the common stock, warrants and rights comprising the units will begin separate trading on the 90th day after the date of the prospectus is inconsistent with your disclosure on page 8 that the common stock, warrants and rights may trade separately on the 52th day after the date of this prospectus. Please revise for consistency.

Prospectus Summary
Initial Business Combination, page 5

2. Your disclosure on page 6 that the payments made to the Trust for extensions to the

amount of time to consummate an initial business combination will not be repaid if you do not complete an initial business combination conflicts with your disclosure on page 15 that "[i]f you do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available." Please revise for consistency and clarity.

The Offering, page 8

3. Please disclose here the percentage of issued and outstanding shares the initial stockholders will hold if the private shares are included in the calculation.

4. Please disclose whether the $1,725,000 of loans made by the sponsor or its affiliates which may be convertible into units at a price of $10 per unit at the option of the lender will be identical to the units in this offering, including common stock, warrants and rights.

Risk Factors
Risks Relating to Our Securities
Our warrant agreement will designate the courts of the State of New York, page 42

5. Your disclosure in the first paragraph of this risk factor that the exclusive forum provision applies to claims brought under the Securities Act is inconsistent with your disclosure in the following paragraph that the provision does not apply to suits brought to enforce any liability or duty created by the Securities Act. Please revise for clarity and consistency. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Description of Securities
Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Bylaws
Exclusive forum for certain lawsuits, page 99

6. We note that your exclusive forum provision applies to actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision, and please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also ensure that the exclusive forum provision in the governing documents states that the provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the

Exchange Act. In addition, please add a risk factor that addresses this provision.

Note 7 - Stockholders' Equity, page F-14

7.   We note that you account for the public warrants and warrants underlying the Representative's Unit Purchase Option as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

You may contact John Spitz at 202-551-3484 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance